TowerBrook Financial, L.P.
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	415,570
Receivable from affiliate		273,013
Prepaid expenses and other assets		131,199
Furniture		8,066
Less: Accumulated depreciation		(8,066)
Net fixed assets		-
Total assets	$	819,782
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	107,186
Total liabilities		107,186
Commitments and contingencies (Note 5)		
Partners' capital		712,596
Total liabilities & partners' capital	$	819,782

The accompanying notes are an integral part of this statement of financial condition.